FILED BY HOMESTAKE MINING
                                               COMPANY PURSUANT TO RULE 425
                                           UNDER THE SECURITIES ACT OF 1933

                                                SUBJECT COMPANY:  HOMESTAKE
                                                             MINING COMPANY
                                                 COMMISSION FILE NO: 1-8736


                             Cautionary Statement

During this presentation, there may be statements regarding, estimates of future production, estimates of capital and other costs, future or estimated reserves and mineralization and other estimates of future results or activity. Such statements are "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 that involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied by those forward looking statements. These risks, uncertainties and other factors include, but are not limited to, political events, changes in the worldwide price of gold or certain other commodities, currency fluctuations and other general economic conditions, labour relations, timing of permits and other governmental approvals and requirements, changes in expected operating conditions, lower than expected ore grades, unexpected ground and mining conditions, availability and cost of materials and equipment, and risks generally inherent in the exploration, development and mining business. These factors are discussed in greater detail in Barrick Gold Corporation's "Management's Discussion and Analysis of Financial and Operating Results" and Annual Information Form for the year ended December 31, 2000, on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities, and in Homestake Mining Company's 10-K Report for the year ended December 31, 2000, on file with the U.S. Securities and Exchange Commission.

BARRICK                                       HOMESTAKE




[PHOTO OMITTED]                                [PHOTO OMITTED]





Randall Oliphant                              Jack Thompson
Chairman and C.E.O.                           Chairman and C.E.O.


                          BUILT TO LAST


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Merger Conference Call

o    Largest market capitalization

o    Highest earnings and cash flow

o    Lowest costs

o    Strongest balance sheet



Barrick
Homestake
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Merger Conference Call

TERMS OF THE DEAL
US$ per share

               $16.43
               -------
$16.00         [     ]
               [     ]
               [     ]
               [     ]
 12.00         [     ]
               [     ]       $8.71              $8.71
               -------      -------             -------
               [0.53 ]      [0.53 ]             [1.31 ]
  8.00         [     ]      [     ]             [     ]
               [     ]      [     ]             [     ]       $6.65
               [     ]      [     ]             -------       -------
               [     ]      [     ]             [$6.65]       [     ]
  4.00         [     ]      [     ]             [     ]       [     ]
               [     ]      [     ]             [     ]       [     ]
               [     ]      [     ]             [     ]       [     ]
               [     ]      [     ]             [     ]       [     ]
     0 -------------------------------------------------------------------
               Barrick      Barrick            Homestake     Homestake


Barrick
Homestake
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Merger Conference Call


o    Approved by Homestake Board

o    Commitment agreements +12%

o    Tax-free transaction

o    Regulatory approval

o    Shareholder approval

o    Pooling of interests in U.S. GAAP



Barrick
Homestake
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Merger Conference Call

o    Strategic merger

o    Good fit

     -    strategically

     -    philosophically

     -    operationally

     -    financially



Barrick
Homestake
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Merger Conference Call

HOMESTAKE MINING

o    One of NYSE's oldest stocks

o    Reinvented itself

o    Retooled operations

o    Low-cost producer

o    Long-life, low-risk asset base




Barrick
Homestake
BUILT TO LAST


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Merger Conference Call

A GREAT FIT

o    Accretive to both companies

o    Industry leader in scale and quality



Barrick
Homestake
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Merger Conference Call

FINANCIAL STRENGTH

o    Highest earnings, cash flows and profit margins

o    Premium Gold Sales Program

o    Presence in capital markets



Barrick
Homestake
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Merger Conference Call

OPERATIONAL STRENGTH

o    Production: 6 million ounces

o    Cash costs: $156 per ounce

o    Reserves: 79 million ounces

o    Low-cost, long-life asset base



Barrick
Homestake
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Merger Conference Call

          [MAP OF WORLD INDICATING LOCATIONS OF BARRICK MINES AND
                     HOMESTAKE MINES--GRAPHIC OMITTED]



Barrick
Homestake
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Merger Conference Call

BENEFITS FOR HOMESTAKE

o    31% premium

o    Tax-free transaction

o    Accretive to earnings, cash-flow, production and reserves per share

o    Enhances operating and financial strength



Barrick
Homestake
BUILT TO LAST


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Merger Conference Call

BENEFITS FOR HOMESTAKE

o    More expansion options:

     -    organic growth

     -    selective property acquisitions

     -    industry consolidation




Barrick
Homestake
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Merger Conference Call

BARRICK AS A PARTNER

o    Creating shareholder value

o    Strong position in capital markets

o    Positioned to prosper



Barrick
Homestake
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Merger Conference Call

o    Common culture

o    Joint-venture partners at Veladero

o    Joint integration team



Barrick
Homestake
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Merger Conference Call

o    Good strategic, cultural and financial fit

o    Benefits both companies

o    $10 billion company

o    Committed to social and environmental responsibility

o    Loyal, long-term shareholders

o    First-rate management teams

o    Focused on shareholder value

o    Highly liquid


Barrick
Homestake
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BARRICK                                        HOMESTAKE





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BARRICK                                        HOMESTAKE




[PHOTO OMITTED]                                [PHOTO OMITTED]





Randall Oliphant                               Jack Thompson
President and C.E.O.                           Chairman and C.E.O.